                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JUNE 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, was prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia's disclosure obligations under Italian law.

PRESS RELEASE

TELECOM ITALIA AND TIM COMPLETE MERGER

The exchange of TIM shares into Telecom Italia shares will take place on June 30, 2005

Milan, June 20, 2005 - Telecom Italia and TIM today signed the merger deed which completes the integration process launched on December 7, 2004. The merger of TIM into its parent company will take effect on June 30, 2005,(included) and its accounting and fiscal consequences will apply from January 1, 2005.

As part of the restructuring program of which the merger is a component, TIM transferred to TIM Italia S.p.A., effective March 1, 2005, its entire interest in the Italian mobile telecommunications business. After the merger, TIM’s 100% stake in TIM Italia (as well as in the holding company TIM International N.V., which holds TIM’s participations in companies outside of Italy) will be held by Telecom Italia.

Pursuant to the plan of merger, approved by the shareholders of TIM and Telecom Italia on April 5 and 7, 2005, respectively, the exchange of TIM shares owned by third party shareholders into Telecom Italia shares will take place on the day the merger becomes effective (June 30, 2005) at the following ratios:

•

1.73 newly issued Telecom Italia ordinary shares, with a nominal value of Euro 0.55 each, for every TIM ordinary share, with a nominal value of Euro 0.06 each;

•

2.36 newly issued Telecom Italia savings shares, with a nominal value of Euro 0.55 each, for every TIM savings share, with a nominal value of Euro 0.06 each.

Until July 15, 2005, TIM shareholders will be offered the opportunity, through authorized intermediaries, to round up or down to the nearest whole number the number of newly issued shares to which they are entitled pursuant to the application of the exchange ratio. TIM shareholders will bear no cost, stamp duty or commissions for the purchase or sale of fractional shares.

As a result of the exchange, and taking into account Telecom Italia’s ordinary shares, to be issued on 30 June 2005, deriving from the requests for conversion of “Telecom Italia 1.5% 2001-2010 convertible with premium at redemption” bonds, received from June 1 to 15, 2005, such shares to be issued on June 30, 2005, the company’s capital after the merger will be Euro 10,667,339,007.05 divided into 13,369,041,170 ordinary and 6,026,120,661 savings shares.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

                           Cautionary  Statement  for Purposes of the "Safe Harbor" Provisions of the
                      United States Private Securities Litigation Reform Act of 1995.

                           The Private Securities Litigation  Reform  Act  of  1995  provides a "safe harbor" for forward-looking statements. The press release included in this Form
                      6-K contains certain forward-looking statements, including, but not limited to, discussion  of  the  post-transaction capital structure, cash flow  and  credit profile  of  the Telecom  Italia  Group,  and  the  changing  dynamics  of  the marketplace, including continuing developments in technologies.  Actual results may differ materially  from  those projected or implied in such forward-looking statements. Such forward-looking  information  involves risks and uncertainties that could significantly affect expected results  and  are based on certain key assumptions.

                           The  following  important factors could cause the Telecom  Italia  Group's actual results to differ  materially  from  those  projected  or implied in any forward-looking statements:

                         * the impact and consequences of the proposed transaction on our  cash flow and results of operations, as a result of the significant increase in our debt levels if the proposed cash tender offers are successfully completed which  may  affect  our  ability  to  take  advantage of other investment opportunities and our ability to successfully  achieve  previously stated
                           debt reduction targets;

                         * the  continuing impact of increased competition in a liberalized  market, including  competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

                         * the ability  of  the  Telecom  Italia  Group to introduce new services to stimulate increased usage of its fixed and  wireless  networks  to offset declines  in  its  fixed-line  business  due to the continuing impact  of regulatory  required  price reductions, market  share  loss  and  pricing pressures generally;

                         * the continuing impact of rapid or "disruptive" changes in technologies;

                         * the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

                         * the  impact  of  regulatory  decisions  and  changes  in  the  regulatory environment;

                         * the impact of political  and  economic  developments  in  Italy and other countries in which the Telecom Italia Group operates;

                         * the impact of fluctuations in currency exchange and interest rates;

                         * Telecom Italia's ability to successfully roll out its UMTS  networks  and services  and  to realize the benefits of its investment in UMTS licenses and related capital expenditures;

                         * Telecom Italia's ability to successfully implement its internet strategy;

                         * the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
                           America and in Europe;

                         * the amount and timing  of  any  future  impairment  charges  for  Telecom
                           Italia's licenses, goodwill or other assets; and

                         * the impact of litigation or decreased mobile communications usage arising from  actual  or  perceived  health  risks  or other problems relating to mobile handsets or transmission masts.

                           The foregoing factors should not be construed  as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to  place  undue reliance on such  forward-looking  statements,  which  speak  only  as of the date  hereof.
                      Telecom Italia undertakes no obligation to release publicly  the  result of any revisions  to  these  forward-looking  statements which may be made to  reflect events or circumstances after the date hereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 20th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager